Exhibit 99.1

Press Release

FCA announces debt offering

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that it plans to offer $3 billion in aggregate principal amount of unsecured senior debt securities (the “Notes”) in one or more series, subject to market conditions. The Notes are intended to rank pari passu with respect to all of FCA’s existing and future unsubordinated indebtedness and senior to any of FCA’s indebtedness which is by its terms subordinated to the Notes.

FCA intends to use the net proceeds from the offering of the Notes for general corporate purposes, which may include funding the redemption of, or otherwise refinancing, outstanding secured senior notes of FCA’s subsidiary, FCA US LLC (formerly Chrysler Group LLC).

The Notes will be offered and sold under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

In member states of the European Economic Area which have implemented European Directive 2003/71/EC, as amended (the “Prospectus Directive”) the offering will only be addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.

London, April 8, 2015

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:

+39.011.0063088

mediarelations@fcagroup.com

www.fcagroup.com